SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Eltek Ltd. Announces Results of Annual General Meeting

At the Annual General Meeting of shareholders held today, September 18, 2025, all the resolutions as described in the proxy statement furnished under Form 6-K on August 14, 2025 (the “Proxy Statement”), were duly adopted:

1.
Re-election of Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	Approval of the Company’s Fourth Amended and Restated Compensation Policy, as described in the Proxy Statement;

3.	Extension of the exculpation letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

4.	Extension of the indemnification letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

5.
Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2025 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation.

For additional details please refer to the Proxy Statement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant) By: /s/ Yitzhak Nissan Yitzhak Nissan Chairman of the Board of Directors

Dated:  September 18, 2025